THE SOMERSET GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 1996


Note 1.  Nature of Operations and Summary of Significant
Accounting Policies

The Somerset Group, Inc. (The Company ) is a registered savings bank holding company. It s major asset is a 21.8% ownership interest in First Indiana Corporation, which owns 100% of First Indiana Bank, a federally chartered stock savings bank. Beginning during the second quarter of 1996, the Company operates an insurance agency and also sells investment products. The Company operated in the construction industry prior to June 1995. During 1995 and 1994 the Company sold substantially all assets of its construction industry operations for a combination of cash and notes receivable. The Company is seeking acquisitions in select financial services industries, including fund management, leasing, and technology based banking services.

(a) Principles of Consolidation: The consolidated financial statements include the accounts of The Somerset Group, Inc.
     ( the Company ) and its 100% owned subsidiaries for all periods.

(b) Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include: cash on hand, cash in banks, and money market funds immediately available.

(c) Short-Term Investments: The investments are valued at market price on the statement date. They are available-for-sale and proceeds are available on three days notice. Unrealized holding gains and losses are excluded from earnings and are reported net of deferred income taxes as a separate component of shareholders equity until realized.

(d) Investment in First Indiana Corporation: First Indiana Corporation is a bank holding company whose primary subsidiary is a savings bank which operates in Indiana, North Carolina, and Florida through its mortgage banking division. The Company s investment in First Indiana Corporation is stated at cost, adjusted for the Company s share of undistributed earnings, and includes adjustments under the purchase method of accounting. Capital changes of First Indiana Corporation are reflected as a separate component of consolidated retained earnings.

(e) Income Taxes: The Company uses the asset and liability method to account for income taxes. The principal temporary difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities that results in deferred taxes is the investment in First Indiana Corporation, which is accounted for under the equity method of accounting.

(f) Income Per Share: Income per share is based on the average number of common shares and common share equivalents (stock options) outstanding during the year. The effect of outstanding stock options on income per share on a fully diluted basis is not material. All share and per share amounts have been adjusted for a five-for-four stock split that was effective February 29, 1996.

(g) Treasury Shares: Treasury shares issued to fund employee benefit plans are valued at average cost of all treasury shares at the date of issuance.



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Note 2.  Sale of Assets

The Company sold all assets of its construction products and services operations during 1995 and 1994, and ceased doing business in the construction industry. The results of these operations are included in the consolidated financial statements through the dates of sale. The total sale price of the assets was $5,522,000 and $1,437,000 for 1995 and 1994, respectively. After consideration of expenses relating to the sales, the Company recorded gains on sale before income taxes for 1995 and 1994 of $1,293,000 and $76,000, respectively. At the time of the sales, these assets represented all of the Company s operating activities. Sales, cost of sales, and gross profit of the construction operations contained in the Consolidated Statements of Income were as follows:

                         Three Months Ended       Six Months Ended
                         June 30,                 June 30,
                          1996       1995           1996        1995
   Sales              $   ---   $4,819,000         $ ---   $11,178,000
   Cost of Sales          ---    4,507,000           ---     9,529,000
                        ------   ---------         ------   ----------
   Gross Profit        $  ---   $  312,000         $ ---  $  1,649,000

Note 3.  Short-Term Investments

Short-term investments are valued at market price and are available-for-sale. The Company is actively seeking new businesses in the financial services industry and expects to utilize these funds for that purpose.

Note 4.  Investment in First Indiana Corporation

The Company s percentage of ownership of First Indiana Corporation was 21.8% at June 30, 1996, 21.9% at December 31, 1995, and 22.1%
at June 30, 1995. The Company s equity in earnings of First Indiana Corporation shown in the Consolidated Statements of Income is before income taxes. Federal and state income taxes applicable to the equity earnings are contained as a component of total federal and state income tax expense.

Note 5.  Average Shares Outstanding

Average shares outstanding included the common share equivalents of outstanding stock options. There were 46,232, 47,623, and 34,956 equivalent shares included in the average shares outstanding for the periods ended June 30, 1996, December 31, 1995, and June 30, 1995. The Company had 84,250 shares, 113,375 shares, and 121,730 shares of its stock reserved for future stock grants as of June 30, 1996, December 31, 1995, and June 30, 1995.

Note 6.  Financial Statement Preparation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

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